April 30, 1997


QUARTERLY REPORT TO THE LIMITED PARTNERS
OF DSI REALTY INCOME FUND VI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended March 31, 1997. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended March 31, 1997 and 1996, total revenues decreased 1.4% from $625,048 to $616,496 and total expenses increased 4.6% from $370,897 to $388,122. As a result, net income decreased 10.1% from $254,151 for the three month period ended March 31, 1996, to $228,374 for the same period in 1997. The revenue decrease can be attributed to a decrease in rental income as a result of lower occupancy and unit rental rates.
Occupancy levels for the Partnership's six mini-storage facilities averaged 83.6% for the three month period ended March 31, 1997, compared to 84.3% for the same period in 1996. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $21,500 (7.3%) primarily due to an increase in yellow pages advertising costs, maintenance and repair and salaries and wages. General and administrative expenses decreased approximately $4,300 (5.7%) primarily as a result of lower incentive management fees. Incentive management fees, which are based on cash available for distribution, decreased as a result of the decrease in net income during the three month period ended March 31, 1997, as compared to the same period in 1996.

The General Partners plan to continue their policy of funding the continuing improvement and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund VI
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President